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June 27, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

            Re:        Liberty Global plc, Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Liberty Global plc (“Liberty”), we enclose herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), Liberty’s Registration Statement on Form S-4 (the “Form S-4”) relating to an exchange offer (“Exchange Offer”) for all issued and outstanding ordinary shares, nominal value €1.00 per share (“Ziggo Ordinary Shares”), of Ziggo N.V. (“Ziggo”), a public limited liability company incorporated under the laws of the Netherlands. The Exchange Offer extends to all outstanding Ziggo Ordinary Shares, other than those beneficially owned by Liberty. Liberty currently beneficially owns approximately 28.5% of the outstanding Ziggo Ordinary Shares.

Pursuant to the Exchange Offer, Liberty’s indirect wholly-owned subsidiary LGE HoldCo VII B.V., a private limited liability company incorporated under the laws of the Netherlands (the “Offeror”), is offering to exchange, for each Ziggo Ordinary Share tendered under the Exchange Offer, the following:

•	0.2282 of a Liberty Class A ordinary share, nominal value $.01 per share;

•	0.5630 of a Liberty Class C ordinary share, nominal value $.01 per share; and

•	€11.00 in cash (without interest).

The Exchange Offer is being conducted in accordance with the terms of a merger protocol, dated January 27, 2014, among the Offeror, Liberty Global and Ziggo. All of the Offeror’s obligations under the merger protocol, including its obligations under the Exchange Offer, are guaranteed by Liberty. The prospectus/offer to exchange forming part of the Registration Statement includes the merger protocol as Annex A thereto.

The Exchange Offer is being conducted in accordance with Dutch disclosure and procedural requirements for tender offers, as well as in accordance with applicable U.S. tender offer rules. In accordance with Dutch securities laws, the Offeror and Liberty have also prepared an offer memorandum (the “Dutch Offer Memorandum”) containing information required by Dutch securities laws. The Dutch Offer Memorandum has been approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), and has been made available in the Netherlands. It is included as Exhibit 99.1 to the Form S-4.

The Exchange Offer is subject to Rule 14d-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as (i) Ziggo is a foreign private issuer (as defined under Rule 405 of the Securities Act) and is not an investment company registered or required to be registered under the Investment Company Act of 1940 (the “‘40 Act”), (ii) U.S. holders do not hold more than 40% of the Ziggo Ordinary Shares sought in the Exchange Offer, and (iii) the Offeror will comply with all applicable U.S. tender offer laws and regulations, other than those for which an exemption is provided under Rule 14d-1(d)(2). The Exchange Offer is subject to Regulation 14E but not Section 14(d) of the Exchange Act, as (x) the Ziggo Ordinary Shares are not registered pursuant to Section 12 of the Exchange Act (and Ziggo does not have a sponsored ADR program in the U.S.) and (y) Ziggo is not an insurance company or a closed-end investment company registered under the ‘40 Act. The determination that the Exchange Offer is eligible for the Tier II exemption was based upon a shareholders list provided by Ziggo.

June 27, 2014

In accordance with Rule 162 under the Securities Act, the Exchange Offer will commence on July 2, 2014, but the Offeror will not accept any Ziggo Ordinary Shares for exchange until the Form S-4 is effective and the Exchange Offer has expired in accordance with the applicable U.S. tender offer rules. In this regard, the Offeror is providing withdrawal rights to the same extent as would be required under Regulation 14D and, if a material change occurs in the information published, sent or given to Ziggo security holders, the Offeror will comply with the provisions of Rule 14d-4(b) and (d) under the Exchange Act in disseminating information about the material change to Ziggo security holders, including the minimum periods during which the Exchange Offer must remain open (with withdrawal rights) after notice of the change is provided to Ziggo security holders. The Exchange Offer will, unless extended, expire at 5:40 p.m., Central European Time on September 10, 2014.

We have been advised that a filing fee in the amount of $634,213 has been paid in connection with the filing of the Form S-4 by wire transfer from Liberty’s account at Wells Fargo in Denver to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis. U.S. Bank was instructed to note that Liberty’s Central Index Key (CIK) is 0001570585.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2540, Fax: (212) 259-2540.

Very truly yours,

/s/ Robert W. Murray Jr.

Robert W. Murray Jr.

cc:    Liberty Global plc

        Bryan H. Hall

        Allen & Overy LLP

        Tim M.S. Stevens